Exhibit 99.1

The following are excerpts from the Form 10-Q filed by Tyson Foods, Inc. on May 8, 2017.

AdvancePierre Foods Holdings, Inc. Acquisition

On April 25, 2017, we entered into a definitive merger agreement (the “Merger Agreement”) to acquire all of the outstanding shares of AdvancePierre Foods Holdings, Inc. ("AdvancePierre") for $40.25 per share in cash without interest, or approximately $3.2 billion, and assume approximately $1.1 billion of AdvancePierre's gross debt, as part of our strategy to sustainably feed the world with the fastest growing portfolio of protein-packed brands. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Tyson will cause a newly formed wholly owned subsidiary of Tyson (the "Merger Sub") to commence a cash tender offer (the “Offer”) to acquire all of AdvancePierre’s outstanding shares of common stock for $40.25 per share, net to the seller in cash, without interest, subject to any required withholding of taxes. The Offer will initially expire 20 business days following the commencement of the Offer. Under certain circumstances, Merger Sub may be required to extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. Merger Sub will not be required to extend the Offer beyond December 25, 2017, and may not extend the Offer beyond such date without the prior written consent of AdvancePierre. Upon closing the transaction, we expect to retire all of AdvancePierre's debt as part of our permanent financing of the acquisition.

Concurrently with entering into the Merger Agreement, Tyson and Merger Sub entered into a separate tender and support agreement (the “Tender and Support Agreement”) with the principal stockholder of AdvancePierre, Oaktree Capital Management, L.P. and its affiliates (collectively, “Oaktree”), beneficially owning, as of April 25, 2017, approximately 42% of the outstanding shares of AdvancePierre’s common stock. Under the Tender and Support Agreement, Oaktree agreed to tender all of its shares of AdvancePierre common stock in the Offer. The Tender and Support Agreement terminates upon the first to occur of (i) the Effective Time (as defined in the Merger Agreement); (ii) termination of the Merger Agreement; (iii) AdvancePierre’s Board of Directors changing its recommendation regarding the Offer; or (iv) with respect to any individual stockholder party to the Tender and Support Agreement, a reduction in the Offer Price.

Merger Sub’s obligation to purchase the shares of AdvancePierre stock tendered in the Offer is subject to customary conditions, including (i) shares of AdvancePierre stock having been validly tendered and received and not withdrawn that represent, together with the shares then owned by Tyson and Merger Sub and any other direct or indirect wholly-owned subsidiary of Tyson, at least a majority of the then-outstanding shares of AdvancePierre stock, (ii) the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, without the imposition of a “Burdensome Condition” (as defined in the Merger Agreement) and (iii) the absence of any applicable law or any injunction or other order issued by a court of competent jurisdiction in the United States challenging or seeking to prevent the consummation of the Offer (or the related merger) or seeking to impose a Burdensome Condition. The consummation of the Offer is not subject to any financing condition.

As soon as possible (and in no event later than two business days) after the time at which the Offer closes, subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Merger Sub will be merged with and into AdvancePierre, with AdvancePierre surviving the merger as a wholly owned subsidiary of Tyson, pursuant to the procedure provided for under Delaware General Corporation Law without any additional stockholder approvals, and any remaining shares of AdvancePierre stock not tendered in the Offer will be converted into the right to receive $40.25 per share in cash, without interest.

We expect to close the acquisition in our third quarter of fiscal 2017 upon the completion of the Offer; however, there can be no assurance that the acquisition will close at such time. Additionally, a termination fee of $100 million may be payable by either party should the Offer be terminated under certain conditions.

Acquisition Financing

In the third quarter of fiscal 2017, we entered into a commitment letter establishing an aggregate principal amount of $4.5 billion of commitments under a 364-day senior unsecured bridge facility. The bridge facility, together with cash on hand, will be available to fund the AdvancePierre acquisition and debt extinguishment, including the payment of related fees and expenses, subject to the satisfaction of certain customary closing conditions. The commitment letter provides that the commitments will be automatically reduced on a dollar-for-dollar basis by, among other things, the net cash proceeds of certain offerings of debt and certain term loan facilities and will mature on the date that is 364 days after the date on which lenders are obligated to make initial loans under the bridge facility.

Permanent financing for the AdvancePierre acquisition is expected to include a mix of senior notes, term loans, commercial paper and cash on hand. We anticipate securing the remainder of the permanent financing in our third quarter of fiscal 2017.

**************************************************************************************

Strategy - In the second quarter of fiscal 2017, we announced our strategy to sustainably feed the world with the fastest growing portfolio of protein-packed brands. We will accomplish this by growing our portfolio of protein-packed brands and delivering food at scale, which will be enabled by driving profitable growth with and for our customers through differentiated capabilities and creating fuel for reinvestment through a disciplined financial fitness model.

◦	On April 25, 2017, we entered into a definitive merger agreement to acquire all of the outstanding shares of AdvancePierre Foods Holdings, Inc. ("AdvancePierre") as part of our strategy to sustainably feed the world with the fastest growing portfolio of protein-packed brands. We expect to purchase all of AdvancePierre's outstanding stock for $40.25 per share in cash, or approximately $3.2 billion, and assume $1.1 billion of AdvancePierre's gross debt. Upon closing the transaction, we expect to retire all of

AdvancePierre's debt as part of our permanent financing of the acquisition. The transaction is expected to close during our third quarter of fiscal 2017, subject to a tender offer process, customary regulatory approvals, and the satisfaction of other conditions. We expect the majority of AdvancePierre's results will be included in the Prepared Foods segment.

**************************************************************************************

On April 25, 2017, we entered into a definitive merger agreement to acquire all of AdvancePierre's outstanding stock for $40.25 per share in cash, or approximately $3.2 billion, and assume $1.1 billion of AdvancePierre's gross debt. Upon closing the transaction, we expect to retire all of AdvancePierre's debt as part of our permanent financing of the acquisition.

**************************************************************************************

AdvancePierre Acquisition Financing - In the third quarter of fiscal 2017, we entered into a commitment letter establishing an aggregate principal amount of $4.5 billion of commitments under a 364-day senior unsecured bridge facility. The bridge facility, together with cash on hand, will be available to fund the AdvancePierre acquisition and retire AdvancePierre's existing indebtedness, including the payment of related fees and expenses, subject to the satisfaction of certain customary closing conditions. The commitment letter provides that the commitments will be automatically reduced on a dollar-for-dollar basis by, among other things, the net cash proceeds of certain offerings of debt and certain term loan facilities and will mature on the date that is 364 days after the date on which lenders are obligated to make initial loans under the bridge facility. Permanent financing for the AdvancePierre acquisition is expected to include a mix of senior notes, term loans, commercial paper and cash on hand. We anticipate securing the permanent financing in our third quarter of fiscal 2017.

**************************************************************************************

We expect net interest expense to approximate $275 million for fiscal 2017, which includes estimates regarding the timing and composition of the debt financing and closing of the AdvancePierre acquisition. To the extent the timing or composition changes, the fiscal 2017 net interest expense may be different.

**************************************************************************************

Subsequent to our second quarter of fiscal 2017, we entered into $4.5 billion of bridge financing commitments in order to finance our pending acquisition of AdvancePierre. The impacts of these capital resources may affect future periods' debt-to-total capitalization ratios and credit ratings.

**************************************************************************************

Subsequent to our second quarter of fiscal 2017, we entered into a $4.5 billion bridge commitment in order to finance our pending acquisition of AdvancePierre. The bridge facility is expected to contain certain covenants which are consistent with our existing revolving credit agreement's covenants.

**************************************************************************************

Risks Related to the Proposed AdvancePierre Foods Holdings, Inc. (AdvancePierre) Acquisition

The announcement and pendency of the AdvancePierre Acquisition could impact or cause disruptions in our and AdvancePierre's businesses.

Specifically:

•	our and AdvancePierre's current and prospective customers and suppliers may experience uncertainty associated with the AdvancePierre Acquisition, including with respect to current or future business relationships with us, AdvancePierre or the combined business and may attempt to negotiate changes in existing business;

•	our and AdvancePierre's employees may experience uncertainty about their future roles with us, which may adversely affect our and AdvancePierre's ability to retain and hire key employees;

•	the AdvancePierre Acquisition may give rise to potential liabilities, including as a result of pending and future AdvancePierre shareholder lawsuits relating to the AdvancePierre Acquisition;

•	if the AdvancePierre Acquisition is completed, the accelerated vesting of equity-based awards and payment of “change in control” benefits to some members of AdvancePierre's management on completion of the AdvancePierre Acquisition could result in increased difficulty or cost in retaining AdvancePierre's officers and employees;

•	and the attention of our management and that of AdvancePierre may be directed toward the completion and implementation of the AdvancePierre Acquisition and transaction-related considerations and may be diverted from the day-to-day business operations of the respective companies.

In connection with the AdvancePierre Acquisition, we could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the AdvancePierre Acquisition.

The AdvancePierre Acquisition may not be successful.

We recently announced our entry into the merger agreement to acquire AdvancePierre. Risks associated with the AdvancePierre acquisition include the risk that the transaction may not be consummated, the risk that regulatory approval that may be required for the transaction is not obtained or is obtained subject to certain conditions that are not anticipated, litigation risk associated with claims or potential claims brought by shareholders of AdvancePierre to enjoin the transaction or seek monetary damages, and risks associated with our ability to issue debt to fund a portion of the purchase price.

If the AdvancePierre Acquisition is consummated, we may be unable to successfully integrate AdvancePierre's operations or to realize targeted cost savings, revenues and other benefits of the AdvancePierre Acquisition.

We entered into the merger agreement for the AdvancePierre acquisition because we believe that the AdvancePierre acquisition will be beneficial to us and our stockholders. Achieving the targeted benefits of the AdvancePierre acquisition will depend in part upon whether we can integrate AdvancePierre's businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically separated organizations, systems and facilities and addressing possible differences in business backgrounds, corporate cultures and management philosophies may increase the difficulties of integration. We and AdvancePierre operate numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance. Moreover, the integration of our respective operations will require the dedication of significant management resources, which is likely to distract management’s attention from day-to-day operations. Employee uncertainty and lack of focus during the integration process may also disrupt our business and result in undesired employee attrition. An inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business, results of operations and financial condition of the combined businesses.

In addition, we continue to evaluate our estimates of synergies to be realized from the AdvancePierre acquisition and refine them, so that our actual cost-savings could differ materially from our current estimates. Actual cost-savings, the costs required to realize the cost savings and the source of the cost-savings could differ materially from our estimates, and we cannot assure you that we will achieve the full amount of cost-savings on the schedule anticipated or at all or that these cost-savings programs will not have other adverse effects on our business. In light of these uncertainties, you should not place undue reliance on our estimated cost-savings.

Finally, we may not be able to achieve the targeted operating or long-term strategic benefits of the AdvancePierre acquisition or could incur higher transition costs. An inability to realize the full extent of, or any of, the anticipated benefits of the AdvancePierre acquisition, as well as any delays encountered in the integration process, could have an adverse effect on our business, results of operations and financial condition.

We will incur significant transaction and acquisition-related costs in connection with the AdvancePierre Acquisition.

We expect to incur significant costs associated with the AdvancePierre acquisition and combining the operations of the two companies, including costs to achieve targeted cost-savings. The substantial majority of the expenses resulting from the AdvancePierre acquisition will be composed of transaction costs related to the AdvancePierre acquisition, systems consolidation costs, and business integration and employment-related costs, including costs for severance, retention and other restructuring. We may also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as regulatory approval for the transaction and the tender of at least a majority of the outstanding shares of capital stock of AdvancePierre Foods); the possibility that the transaction will not be completed; the impact of general economic, industry, market or political conditions; risks related to the ultimate outcome and results of integrating the operations of Tyson and AdvancePierre Foods; the ultimate outcome of Tyson’s operating strategy applied to AdvancePierre Foods and the ultimate ability to realize synergies; the effects of the business combination on Tyson and AdvancePierre Foods, including on the combined company’s future financial condition, operating results, strategy and plans; and other risks and uncertainties, including those identified in AdvancePierre Foods’ periodic filings, including AdvancePierre Foods’ Annual Report on Form 10-K for the year ended December 31, 2016 and AdvancePierre Foods’ Registration Statement on Form S-1 filed with the U.S. Securities Exchange Commission (“SEC”) on April 5, 2017 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed with the SEC by Tyson and the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by AdvancePierre Foods. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and neither Tyson nor AdvancePierre Foods undertakes any obligation to update any forward-looking statement except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy AdvancePierre Foods stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Tyson and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter AdvancePierre Foods will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ADVANCEPIERRE FOODS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ADVANCEPIERRE FOODS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of AdvancePierre Foods stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. Copies of the documents filed with the SEC by Tyson will be available free of charge on Tyson’s internet website at http://www.tyson.com or by contacting Jon Kathol at Tyson’s Investor Relations Department at (479) 290-4235 or by email at jon.kathol@tyson.com. Copies of the documents filed with the SEC by AdvancePierre Foods will be available free of charge on AdvancePierre Foods’ internet website at http://www.advancepierre.com or by contacting John Morgan at AdvancePierre Foods’ Investor Relations Department at (513) 372-9338 or by email at ir@advancepierre.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AdvancePierre Foods files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AdvancePierre Foods at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AdvancePierre Foods’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.